Notice of Meeting

Important Notice Regarding the Availability of Proxy
Materials for Platinum Group Metals Ltd., Annual
General Meeting to be held at 550 Burrard Street,
Bentall 5, Lobby Level Boardroom, Vancouver, BC
on Friday, February 23, 2018, at 11:00 am PST

Your Vote is Important. Please Vote Today.

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at:

http://www.platinumgroupmetals.net/investor-relations/agm_2018/
OR
www.sedar.com

Obtaining a Copy of the Proxy Materials

If you would like to receive a paper copy of the current meeting materials by mail, you must request one. There is no charge to you for requesting a copy.

Call us Toll Free at 1-866-899-5450 within North America to request a paper copy of the materials for the current meeting.

To ensure you receive the material in advance of the voting deadline and meeting date, all requests must be received by us no later than 10 business days before the meeting to ensure timely receipt. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

Shareholders with questions about notice and access can contact the Company toll free at 1-866-899-5450 or by email at info@platinumgroupmetals.net.

Securityholder Meeting Notice

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online or by mailing the enclosed Voting Instruction Form / Proxy for receipt before Wednesday, February 21, 2018 at 11:00 am PST using the enclosed Business Reply Envelope, in order for your Voting Instruction Form / Proxy to be valid and acted upon at the Meeting.

The resolutions to be voted on at the meeting are listed below along with the pages within the Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors - (Page 6)
2.	Appointment of Auditors - (Page 8)

Your vote is important.
The Board of Directors unanimously recommends that shareholders vote in favour of all the resolutions.
If you have questions or require assistance with voting your shares, you may contact the
Company:

Platinum Group Metals Ltd.
North American Toll-Free Number: 1-866-899-5450
Email: info@platinumgroupmetals.net
Website: www.platinumgroupmetals.net

Proxy Materials

Registered holders and beneficial holders who have existing instructions on their account to receive printed copies of the meeting materials and those registered and beneficial holders who have addresses outside Canada and the United States will receive printed copies of the meeting materials. All other holders will need to request printed materials from the Company’s website: http://www.platinumgroupmetals.net/investor-relations/agm_2018/ or download the proxy materials from www.sedar.com or by calling the Company at 1-866-899-5450.

Annual Financial Statements Delivery

Only Registered and Beneficial holders who opted to receive financial statements and management’s discussion and analysis (“MD&A”) will receive printed copies of the annual financial statements and MD&A for the fiscal year ended August 31, 2018.